UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No.1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              AMARIN CORPORATION PLC
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                                (Name of Issuer)


                          ORDINARY SHARES, 5p PAR VALUE
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                         (Title of Class of Securities)


                                  023111 10 7
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                                 (CUSIP Number)



                                  David J. Doyle
                         Amarin Investment Holding Limited
                          Clarendon House, 2 Church Street
                               Hamilton, HM11 Bermuda
                                  1 441 295 1422

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                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)




                                    May 24, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.     [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  023111 10 7              SCHEDULE 13D              PAGE 2 OF 7 PAGES

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1.                NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
                  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  AMARIN INVESTMENT HOLDING LIMITED
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                  (SEE INSTRUCTIONS)                                  (B) [ ]
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3.                SEC USE ONLY


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4.                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  WC, AF

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5.                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) OR 2(e)                                   [ ]


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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  BERMUDA
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                               7.     SOLE VOTING POWER

                                      9,601,979
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             9,601,979
                              --------------------------------------------------
                               10.     SHARED DISPOSITIVE POWER

                                      0
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11.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,601,979
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES (SEE INSTRUCTIONS)                     [  ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 18.66%
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14.               TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  CO
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CUSIP NO.  023111 10 7              SCHEDULE 13D              PAGE 3 OF 7 PAGES

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1.                NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
                  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  THOMAS G. LYNCH
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [ ]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  PF, AF

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5.                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) OR 2(e)                                   [ ]

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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED KINGDOM
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                               7.     SOLE VOTING POWER

                                      9,601,979
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                            9,601,979
                              --------------------------------------------------
                               10.     SHARED DISPOSITIVE POWER

                                      0
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11.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,601,979
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES*                                           [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 18.66%
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14.               TYPE OF REPORTING PERSON*

                  IN

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CUSIP NO.  023111 10 7              SCHEDULE 13D              PAGE 4 OF 7 PAGES
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ITEM 1.  SECURITY AND ISSUER

      (a) Security and Issuer: This Amendment No.1 amends the Schedule 13D originally filed on November 10, 2004 relating to the ordinary shares, 5p par value, of Amarin Corporation plc. The principal offices of the issuer of such securities is located at 7 Curzon Street, London, United Kingdom W1J 5HG.

           ---------------------------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND

      (a) Name:

       This statement is filed on behalf of each of the following persons:

          (i)  Amarin Investment Holding Limited

          (ii) Thomas G. Lynch


      (b) Residence or business address:

          (i)  Amarin Investment Holding Limited
               Clarendon House
               2 Church Street
               Hamilton,HM 11 Bermuda

          (ii) Thomas G. Lynch
               c/o Amarin Corporation plc
               7 Curzon Street
               London, United Kingdom W1J 5HG


      (c) The principal occupation of Thomas G. Lynch is as Chairman and a non-executive Director of Amarin Corporation plc, located at 7 Curzon Street, London, United Kingdom W1J 5HG. The principal business of Amarin Corporation plc is the development of pharmaceutical compounds for the treatment of neurological diseases.

          The principal occupation of David J. Doyle is as a partner in the law firm Conyers Dill & Pearman whose offices are located at Clarendon House 2 Church Street, PO Box HM 666, Hamilton HM CX, Bermuda.


     (d) During the past five years, none of the reporting persons, or any other person named in Item 2(c), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


     (e) During the past five years, none of the reporting persons, or any other person named in Item 2(c), was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such reporting person (or other person) was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



      (f) Citizenship:

          (i) Amarin Investment Holding Limited is an exempted company limited by shares, formed under the laws of Bermuda

          (ii) Thomas G. Lynch is a citizen of the United Kingdom
               David J. Doyle is a citizen of Bermuda


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CUSIP NO. 023111 10 7               SCHEDULE 13D              PAGE 5 OF 7 PAGES
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On May 19th 2005, in a registered direct offering Amarin Investment Holding Limited entered into a subscription agreement to purchase 1,730,769 American Depositary Receipts representing 1,730,769 ordinary shares of Amarin Corporation plc.

     The source of these funds was:

     (i) $250,000 from a combination of existing working capital of Amarin Investment Holding Limited and a capital contribution by its sole shareholder, Thomas G. Lynch; and

     (ii) $2,000,000 in proceeds from redemption of $2 million in principal amount of secured loan notes of Amarin Corporation plc.

    This transaction closed on May 24th 2005.



                       ------------------


ITEM 4.   PURPOSE OF TRANSACTION

     Amarin Investment Holding Limited entered into the transactions described above for general investment purposes.

     None of the reporting persons, nor any other person named in Item 2(c), has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g)changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.



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CUSIP NO. 023111 10 7               SCHEDULE 13D              PAGE 6 OF 7 PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER



       Amarin Investment Holding Limited:

     (a) Amount Beneficially Owned: 9,601,979 representing 18.67% of the outstanding ordinary shares.

     (b) Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote:  9,601,979

       (ii)  shared power to vote or to direct the vote: 0

       (iii) sole power to dispose or to direct the disposition: 9,601,979

       (iv) shared power to dispose or to direct the disposition: 0

       Thomas G. Lynch:

     (a) Amount Beneficially Owned: ordinary shares, representing
     18.66% of the outstanding ordinary shares.

     (b) Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote:  9,601,979

       (ii)  shared power to vote or to direct the vote: 0

       (iii) sole power to dispose or to direct the disposition: 9,601,979

       (iv) shared power to dispose or to direct the disposition: 0

     (c) There have been no reportable transactions with respect to the ordinary shares of the issuer within the last 60 days by any of the reporting persons except for the acquisition of beneficial ownership being reported on this Schedule 13D.

     (d) Amarin Investment Holding Limited has the right to receive all dividends on the ordinary shares.

     (e) Not applicable.

           ---------------------------------------------------------

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Under the terms of the stock purchase agreement entered into between Amarin and Amarin Investment Holding Limited ("AIHL") pursuant to the offering and in respect of the 1,730,769 ordinary shares subscribed for, AIHL will be entitled to purchase additional equity if Amarin fails to raise gross proceeds of at least $7.22 million by March 15, 2006 from the licensing or partnering of its intellectual property or proprietary information, the issuance of ordinary shares at a price per share of at least $2.50, and/or the exercise of outstanding warrants. Should Amarin fail to raise such amount in the specified manner, AIHL will have the right(pro rata to the level of AIHL's investment in the offering i.e approximately 12.6%), exercisable at any time between March 15, 2006 and March 31, 2006, to make an equity investment in Amarin in an aggregate amount of up to $7.22 million less any amounts actually raised in the specified manner, at a price per ordinary share equal to the lesser of $1.75 or 84% of the volume weighted average of closing prices of Amarin's ADSs on Nasdaq over the thirty trading days ending on March 15, 2006.

           ---------------------------------------------------------

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit          Title

        1             Joint Filing Agreement
        2             Stock Purchase Agreement





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CUSIP NO. 023111 10 7               SCHEDULE 13D              PAGE 7 OF 7 PAGES
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                                    SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 7, 2005

AMARIN INVESTMENT HOLDING LIMITED

By: /s/ David J. Doyle
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David J. Doyle, Director
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NAME/TITLE


June 8, 2005

By: /s/ Thomas G. Lynch
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Thomas G. Lynch
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NAME